Independent Auditors' Report



To the Board of Directors of
UMB Scout Balanced Fund, Inc.
and
the Securities and Exchange Commission:

RE:	UMB Scout Balanced Fund, Inc.
	Form N-17f-2
	File Number 811-7323


We have examined management's assertion about UMB SCOUT BALANCED FUND, INC.'s (the "Company's") compliance with certain rules under the Investment Company Act of 1940 (the "Act") as of December 31, 1998, and for the period June 30, 1998 through December 31, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1998 and for the period June 30, 1998 through December 31, 1998, with respect to securities of UMB SCOUT BALANCED FUND, INC., without prior notice to management:

* Securities owned as of the close of business on December 31, 1998, shown by the books and records were verified with the custodian, UMB Bank, n.a., which verification includes confirmation of securities with the Depository Trust Company and the Federal Reserve Bank, which use the book entry method of accounting for securities;

* Securities purchased/sold but not received/delivered, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents were verified to supporting data where the securities were in-transit resulting from purchase or sale transactions;

* Reconciliation of all such securities to the books and records of the Company and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that UMB Scout Balanced Fund, Inc. was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of UMB Scout Balanced Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


					/s/ BAIRD, KURTZ & DOBSON





Kansas City, Missouri
February 19, 1999




	Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

        811-7323                        December 31, 1998






2. State Identification Number:






AL	*

AK	98-02172

AZ	S-0047437-QUAL

AR	95-M0973-01

CA	309-0435

CO	IC-96-11-035

CT	SI45571

DE	*

DC	*

FL 	*

GA	56-002875

HI	*

ID	48840

IL	9840889

IN	95-0552-IC

IA	I-35040

KS	96S0001317

KY	M32049

LA	*

ME	MF98-6739

MD	SM980020

MA	989285

MI	227112

MN	R-38561.1

MS	MF-98-01-007

MO	1995-00972

MT	33980

NE	022462

NV	*

NH	*

NJ	*

NM	980242

NY	S 27 53 18

NC	*

ND	U556

OH	12397

OK	I-321497

OR	*

PA	95-10-030MF

RI	*

SC	MF11224

SD	12178

TN	RM98-3640

TX	C 48752

UT	*

VT	1/16/98-20

VA	2611

WA	C-57914

WV	MF-24124

WI	341391-03

WY	20512

PUERTO RICO





Other (specify):

*Indicates Fund is registered in state but state does not issue identification numbers
**Securities in the UMB Scout Funds Combined Prospectus included on one
  Notice Filing (Balanced Fund, Bond Fund, Money Market Fund,
  Regional Fund, Stock Fund, Tax-Free Money Market Fund, Worldwide Fund)






3. Exact name of investment company as specified in registration statement:

        UMB Scout Balanced Fund, Inc.






4. Address of principal executive office: (number, street, city, state, zip code)

        700 Karnes Boulevard, BMA Tower, Kansas City, Missouri  64108






INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

	THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940





Management believes that UMB Scout Balanced Fund, Inc. was in compliance with the provisions of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1998, and during the period from June 30, 1998
(prior date of Management's Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940) through December 31, 1998, with respect to securities reflected in the investment account of UMB Scout Balanced Fund, Inc.



UMB SCOUT BALANCED FUND, INC.


By /s/Laurence J. Schmidt
   Laurence J. Schmidt, Senior Vice President